             UNITED STATES                       APPROVAL
   SECURITIES AND EXCHANGE COMMISSION            OMB NUMBER:           3235-0058
         Washington, D.C. 20549                  Expires:          June 30, 1994
                                                 Estimated average burden
              FORM 12b-25                        hours per response         2.50
                                                 SEC File Number       333-94755
                                                 CUSIP Number       253-86-P-105



                           NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] FORM 10-Q   [ ] Form N-SAR

                       For Period Ended: December 31, 2000
                                         -----------------

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

DIGITAL LIGHTHOUSE CORPORATION
--------------------------------------------------------------------------------
Full Name of Registrant

ETINUUM, INC.; INTEK INFORMATION, INC.
--------------------------------------------------------------------------------
Former Name if Applicable

5619 DTC PARKWAY, 12th FLOOR
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

ENGLEWOOD, COLORADO 80111-3017
--------------------------------------------------------------------------------
City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                            [X]     (a)      The reasons described in reasonable
                                             detail in Part III of this form
                                             could not be eliminated without
                                             unreasonable effort or expense;

                            [X]     (b)      The subject annual report,
                                             semi-annual report, transition
                                             report on Form 10-K, Form 20-F,
                                             Form 11-K, Form N-SAR, or portion
                                             thereof, will be filed on or before
                                             the fifteenth calendar day
                                             following the prescribed due date;
                                             or the subject quarterly report or
                                             transition report on Form 10-Q, or
                                             portion thereof will be filed on or
                                             before the fifth calendar day
                                             following the prescribed due date;
                                             and

                                    (c)      The accountant's statement or other
                                             exhibit required by Rule 12b-25(c)
                                             has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20F, 11-K, 10-Q, and 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

IN LATE MARCH 2001, THE COMPANY COMPLETED A RESTRUCTURING OF ITS ORGANIZATION AND OPERATIONS WHICH BEGAN IN SEPTEMBER OF 2000. THE COMPANY BELIEVES THAT THIS RESTRUCTURING HAS CAUSED SIGNIFICANT CHANGES TO THE COMPANY'S BUSINESS PLAN AND WILL AFFECT THE DISCLOSURES IN THE COMPANY'S FORM 10-K. DUE TO THE TIMING OF THIS RESTRUCTURING AND THE DISTRACTION OF MANAGEMENT IN CONNECTION THEREWITH, THE COMPANY WAS UNABLE TO COMPLETE THE FORM 10-K BY APRIL 2 WITHOUT UNREASONABLE EFFORT OR EXPENSE AND RESPECTFULLY REQUESTS AN EXTENSION OF THE FILING UNTIL APRIL 16, 2001.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                SEC 1344 (11/91)


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         STEVEN Q. HANSEN                            (303) 357-3000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                           [X}  Yes  [X}  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [X}  Yes  [X}  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         DIGITAL LIGHTHOUSE CORPORATION
                         ------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   April 2, 2001                      By /s/ STEVEN Q. HANSEN
                                             ----------------------------------
                                             STEVEN Q. HANSEN, CHIEF FINANCIAL
                                             OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

--------------------------------------------------------------------------------
            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                             ATTACHMENT PART IV - 3

The Company expects its revenue and net loss for the year ended December 31, 2000 to be approximately $40 million and $37 million, respectively, as compared to revenue and net losses of approximately $25 million and $13 million, respectively, for the year ended December 31, 1999. The increase in net loss was primarily due to an expansion of operations and facilities, two acquisitions resulting in expanded operating services and a restructuring of the Company's overall organization and operations.